JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

SUPPL

04045332

US SEC EXEMPTION
FILE NO. 82-3572

September 14, 2004

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find enclosed a copy of the following documents:

1. SEC Form 17-C dated September 1, 2004 regarding the clarification of the news article entitled "JG Summit picks up P28B naphtha cracker project";

2. SEC Form 17-C dated September 1, 2004 regarding a disclosure on Cebu Air, Inc.;

3. SEC Form 17-C dated September 3, 2004 regarding a disclosure on the change in shareholdings of a director;

4. Letter to the Philippine Securities and Exchange Commission (SEC) dated September 8, 2004 in reply to the letter of the Company Registration and Monitoring Department of the SEC regarding the Secretary's Certificate on the terms and conditions of the preferred shares;

5. SEC Form 17-C dated September 9, 2004 regarding the payment of penalty to the Philippine Stock Exchange (PSE) on the non-compliance with Section 7 of the Revised Disclosure Rules of the PSE.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

10/5

Encl: as stated

/mhd

FILE

PSE Code HO-180

COVER SHEET

1 8 4 0 4 4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Clarification of the news article entitled
"JG Summit picks up P28B naphtha cracker project"

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **September 1, 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044**   3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines**   6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**   **1605**
   (Address of principal office)   (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

<u>SEC form 17-C</u>

<u>JG SUMMIT HOLDINGS, INC.</u>

11. **Item 9 – Other Events**

Please see the following attached documents:

Annex "A" - Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated August 31, 2004 in response to the fax letter of PSE in Annex "B" below.

Annex "B" – Fax letter of PSE to the Company dated August 30, 2004 requesting for confirmation of the veracity of the information contained in the news article in Annex "C" below.

Annex "C" – News article entitled "JG Summit picks up P28B naphtha cracker project" which appeared in the August 30, 2004 issue of Malaya (internet edition).

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

September 1, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/

ANNEX "A"

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code – HO 180

31 August 2004

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: Christine D. Soto
Specialist, Disclosure Department

Gentlemen:

We refer to your fax-letter dated August 30, 2004 requesting us to confirm the veracity of the information contained in a news article entitled "JG Summit picks up P28B naptha cracker project" which appeared in the August 30, 2004 issue of Malaya (internet edition)

We confirm that JG Summit Petrochemical Corporation (JGSPC), a subsidiary of JG Summit Holdings, Inc., plans to build a naptha cracker at its plant site in Batangas City which is expected to be operational in 2008.

However, the estimated project cost indicated in the news article has no basis and is unsubstantiated. We were advised that JGSPC is negotiating with its suppliers to finalize the project cost. Moreover, the project is presently under the planning stage and the corresponding engineering study is still being undertaken.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

ANNEX "B"

facsimile transmittal

4th Floor, Philippine Stock Exchange
Center, Exchange Road,
Ortigas Center, Pasig City
Trunkline: 688-7516
Fax. No. 636-0809

To	:	ATTY. ROSALINDA F. RIVERA *Corporate Secretary*
Company	:	JG SUMMIT HOLDINGS, INC.
Subject	:	"JG Summit picks up P28B naphtha cracker project"
Date	:	August 30, 2004

Dear Atty. Rivera:

This is in reference to the attached news article entitled "JG Summit picks up P28B naphtha cracker project" published in the August 30, 2004 issue of Malaya (Internet Edition). The article reported that:

> *"JG Summit Petrochemical Corp. (JGSPC), a unit of JG Summit Holdings Corp. of the Gokongweis, said it would proceed with a P28 billion naphtha cracking facility to integrate its petrochemical operations in the Philippines.*
>
> *The project, estimated to cost $500 to $700 million (P28 to P39 billion) had been taken and dropped by at least three proponents in the past decade.*
>
> *This time JG Summit is determined the naphtha cracker will be on stream in the first half of 2008 in Batangas City, where it is currently produces plastics. xxx"*

In view thereof, please confirm the veracity of the information contained in the said news articles **on or before 9:00 a.m. on Tuesday, August 31, 2004**, so that we may properly apprise the Trading Participants and the investing public of the same.

Respectfully Yours,

(signature)

CHRISTINE D. SOTO
Specialist, Disclosure Department

ANNEX "C"

JG Summit picks up P28B naphtha cracker project

By IRMA ISIP

JG Summit Petrochemical Corp. (JGSPC), a unit of JG Summit Holdings Corp. of the Gokongweis, said it would proceed with a P28 billion naphtha cracking facility to integrate its petrochemical operations in the Philippines.

The project, estimated to cost $500 to $700 million (P28 to P39 billion) had been taken and dropped by at least three proponents in the past decade.

This time JG Summit is determined the naphtha cracker will be on stream in the first half of 2008 in Batangas City, where it is currently produces plastics.

JG Summit said the cracker will have a capacity of 350,000 tons per year.

JGSPC executive vice president and chief operating officer Wilfredo Paras did not disclose the project cost pending negotiations with suppliers.

In 1998, when the company was setting up the polymer plant, it thought of setting up a cracker.

Similarly the government through the PNOC-Petrochemical Development Corp. thought of building a cracker with a capacity of 600,000 tons a year but dropped the plan as well.

The market in the Philippines was considered too small to support two crackers.

Naphtha cracking is the basic downstream side of the petrochemical industry that produces resins or monomers which are converted to polypropylene, polyethylene and polyvinyl chloride which are raw materials for various industries. Naphtha uses feedstock a byproduct of oil

Analysts say economy may have lost steam

PLDT starts mobile service for OFWs in HK

refineries in cracking .

Having its own cracker will make JGSPC self-sufficient and shield itself from price fluctuations and the supply and demand nuances in the spot market.

At present, the heavily import dependent fabricators are only able to buy from Malaysia, Thailand, Indonesia and Korea.

"The project will ensure a reliable and competitive source of feedstock for our PP and PE plants, enhance the profitability of our operations and enable us to weather and even benefit from the cyclicality inherent in this business," Paras said.

He added that backward integration would encourage investments in the midstream and downstream side of the petrochemical industry and therefore would make the Philippine petrochemical industry globally competitive.

JGSPC is the country's largest integrated PE and PE manufacturer. The company's Evalene brand of PP and PE resins are the most widely used products in the commodity PE and PP markets in the Philippines.

JGSPC's PP plant has a capacity of 180,000 tons per year while its PE's capacity is 200,000 tons.

FILE

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

Disclosure on Cebu Air, Inc.

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **September 1, 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC Form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see attached letter of JG Summit Holdings, Inc. ("Company") to the Philippine Stock Exchange dated August 31, 2004 advising them that Cebu Air, Inc., a wholly-owned subsidiary of the Company, entered into a purchase agreement with Airbus SAS for the acquisition of twelve (12) A319s.

- 0 -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

September 1, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code – HO 180

31 August 2004

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: Christine D. Soto
Specialist, Disclosure Department

Gentlemen:

Please be advised that Cebu Air, Inc. (Cebu Pacific), a wholly-owned subsidiary of JG Summit Holdings, Inc., entered into a purchase agreement with Airbus SAS for the acquisition of twelve (12) A319s.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

PSE Code HO-180

COVER SHEET

RECEIVED OCT 04 2004 179

1 8 4 0 4 4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

Disclosure on change in shareholdings of a director

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **September 3, 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC Form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please find attached the letter of JG Summit Holdings, Inc. ("Company") to the Philippine Stock Exchange dated September 1, 2004 advising them of the acquisition by Mr. James L. Go, Director, Chairman and Chief Executive Officer of the Company, of 818,000 common shares of the Company.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

September 3, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code HO-180

1 September 2004

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Jurisita M. Quintos
Senior Vice President
Operations Group
Disclosure Department

Gentlemen:

In compliance with Section 13.1 of the Revised Disclosure Rules of the Exchange, please be advised that Mr. James L. Go, Director, Chairman and Chief Executive Officer of JG Summit Holdings, Inc. (the "Company"), acquired a total of 818,000 common shares of the Company on August 25, 2004 and August 27, 2004.

As a result of the abovementioned acquisition, the present shareholdings of Mr. James L. Go in the Company is 197,434,656 common shares.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

PSE Code HO-180

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

J G SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA
Corporate Secretary
Contact Person

633-7631 to 40
Company Telephone Number

Month	Day
12	31

Fiscal Year

FORM TYPE

Second Thursday of June
Month Day
Annual Meeting

Reply to the letter of the Company Registration and Monitoring Department of the SEC regarding the Secretary's Certificate on the terms and conditions of the preferred shares

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

2004 SEP 9 PM 1 27

PSE Code HO 180

September 8, 2004

Securities and Exchange Commission
SEC Building, EDSA, Greenhills,
Mandaluyong City

Attention: Mr. Benito A. Cataran
Director
Company Registration and Monitoring Dept.

Gentlemen:

In response to your letter dated August 13, 2004, please find attached the original of the Secretary's Certificate attesting to the adoption by the Board of Directors of JG Summit Holdings, Inc. (the "Company") of resolutions on July 27, 2004 which set forth the features, rights and privileges of the redeemable and non-voting preferred shares of the Company designated as Tranche 1 of Series A.

In addition to the above, we are also enclosing the original of the Secretary's Certificate attesting to the adoption by the Company's Board of Directors of resolutions on August 2, 2004 which set forth the features, rights and privileges of the redeemable and non-voting preferred shares of the Company designated as Tranche 2 of Series A. A copy of this Secretary's Certificate was filed with the Commission on August 16, 2004.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

Encl: as stated

/mhd

JG SUMMIT HOLDINGS, INC.
Metro Manila

SECRETARY'S CERTIFICATE

I, ROSALINDA F. RIVERA, of legal age, Filipino, with office address at the 40th Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Street, Ortigas Center, Pasig City, being the duly elected Corporate Secretary of **JG SUMMIT HOLDINGS, INC.**, ("Corporation") with office address at 43rd Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Street, Ortigas Center, Pasig City, after having been duly sworn in accordance with law, hereby depose and state that the following resolutions were duly adopted by the Board of Directors of the Corporation on July 27, 2004:

"**RESOLVED**, That the Board of Directors of JG Summit Holdings, Inc. (the "Corporation") hereby authorizes the offer and issuance of Two Hundred Fifty Five Million (255,000,000) redeemable preferred shares (Preferred Stock), and the preferences, qualifications, limitations, restrictions and the relative or special rights in respect of the offer and issuance of the Preferred Stock as set forth in the Terms Agreement attached hereto as Annex "A" and incorporated by reference hereof are hereby approved and adopted;

"**RESOLVED FURTHER,** That the Preferred Stock shall have the following preferences, qualifications, limitations, restrictions and the relative or special rights in addition to the preferences, qualifications, limitations, restrictions and the relative or special rights set forth in the Terms Agreement:

1. The Preferred Stock shall be designated as Tranche 1 Series A.

2. The Preferred Stock shall have a par value of ₱1.00 per share and an issue price of ₱5.00 per share.

3. The Preferred Stock shall be redeemed on the fifth year from issue date.

4. The dividend rate shall be twelve (12%) per annum. Dividends shall be payable quarterly until final redemption.

5. The Corporation shall establish a sinking fund for the Preferred Stock, and for the sole purpose of providing funds to pay the Redemption Value, with the trust department of a bank in Metro Manila, not later than thirty (30) Business Days after the issue date of the Preferred Stock.

"**RESOLVED FINALLY**, That Corporation hereby authorizes its Chairman and Chief Executive Officer, Mr. James L. Go, and/or its President and Chief Operating Officer, Mr. Lance Y. Gokongwei, to perform the following acts, for and on behalf of the Corporation:

a) to execute and sign the Terms Agreement in favor of the holders of the Preferred Stock including any supplement thereto.

b) to sign and deliver any and all documents, forms, undertakings, filings and agreements including but not limited to the offering circular and to take any other action deemed desirable or appropriate in connection with (i) any filing with the Philippine Securities and Exchange Commission and (ii) any filing with other proper government agencies in the Philippines as they may deem necessary to effect the transaction contemplated herein.

c) to appoint legal counsel, advisors, accountants, trustees and agents as they may deem necessary."

APPROVED: July 27, 2004.

ROSALINDA F. RIVERA
Corporate Secretary

ATTESTED BY:

JAMES L. GO
Chairman and Chief Executive Officer

SUBSCRIBED AND SWORN to before me this JUL 29 2004 day of ____, 2004 at CITY OF MAKATI, affiant exhibited to me her Community Tax Certificate No. 13765581 issued at Quezon City on January 13, 2004.

Doc. No.: 108;
Page No.: 22;
Book No.: V;
Series of 2004.

ROMMEL R. VELUZ
NOTARY PUBLIC
UNTIL DECEMBER 31
PTR 7015971 1/7/04 MAKATI

b) to sign and deliver any and all documents, forms, undertakings, filings and agreements including but not limited to the offering circular and to take any other action deemed desirable or appropriate in connection with (i) any filing with the Philippine Securities and Exchange Commission and (ii) any filing with other proper government agencies in the Philippines as they may deem necessary to effect the transaction contemplated herein.

c) to appoint legal counsel, advisors, accountants, trustees and agents as they may deem necessary.

APPROVED: August 2, 2004."

ROSALINDA F. RIVERA
Corporate Secretary

ATTESTED BY:

JAMES L. GO
Chairman and Chief Executive Officer

AUG 03 2004

SUBSCRIBED AND SWORN to before me this ______ day of ____________, 2004 at ____________, affiant exhibited to me her Community Tax Certificate No. 13765581 issued at Quezon City on January 13, 2004.

Doc. No.: 407;
Page No.: 83;
Book No.: LXIX;
Series of 2004.

BENJAMIN B. MATA
NOTARY PUBLIC
UNTIL DEC. 31, 2004
PTR O/R. NO. M 0293752
Dtd. 05 JANUARY 2004

FILE

RECEIVED
SEC MAIL PROCESSING SECTION
OCT 0 4 2004
WASH. D.C. 179

PSE Code HO-180

COVER SHEET

						1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE
TOWER, ADB AVE. COR. POVEDA ST
ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

12	31	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

Payment of penalty to the Philippine Stock Exchange on the non-compliance with Section 7 of the PSE Revised Disclosure Rules

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **September 9, 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC Form 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 9 – Other Events

Please be advised that JG Summit Holdings, Inc. (the "Company") paid the amount of Fifty Thousand Pesos (P50,000.00) to the Philippine Stock Exchange as penalty for non-compliance by the Company with Section 7 of the Revised Disclosure Rules of the Exchange.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

September 9, 2004
(Date)

/mhd